

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via Email
Liu Yongming
Chief Executive Officer
PMI Construction Group
B56-B76, Songshan Lake Creative Life City
Gongye West Road, Dongguan
Guangdong, China

> **Re: PMI Construction Group**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 4, 2014**
> **File No. 001-33643**

Dear Mr. Yongming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reverse Stock Split

Material Terms of the Fifty-for-One Reverse Stock Split, page 12

1. Please expand your disclosure to explain why the reverse stock split would make the company a more desirable and attractive candidate for the completion of a business combination. Please also disclose whether the company has any plans, arrangements or understandings to engage in any business relationship or combination following the completion of the reverse stock split.

<u>Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 13</u>

2. Revise to explain why the board decided to increase the number of authorized shares of common stock. Please explain how the size of the increase was determined and disclose whether the company has any plans, arrangements or understandings with respect to the newly-authorized shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: <u>Via Email</u>
        Jon Sargent
        Frascona Joiner Goodman & Greenstein